

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
No Act
P.E. 1-17-03

DIVISION OF
CORPORATION FINANCE

January 23, 2003

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act 1934
Section
Rule 14A-8
Public Availability 1-23-2003

Re: Bristol-Myers Squibb Company

Dear Mr. Leung:

This is in regard to your letter dated January 17, 2003 concerning the shareholder proposal submitted by Evelyn Y. Davis for inclusion in Bristol-Myers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Bristol Myers therefore withdraws its January 6, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.





03006067

Sincerely,

Grace K. Lee
Special Counsel

cc: Evelyn Y. Davis
Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave., N.W., Suite 215
Washington, DC 20037


Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Corporate Secretary

January 17, 2003

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: *Withdrawal of Request for No Action Letter Regarding the Shareholder Proposal of Mrs. Evelyn Y. Davis Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company"), withdraws its letter dated January 6, 2003 (the "No Action Letter") requesting that the Securities and Exchange Commission not take any action if the Company excludes from its proxy statement the shareholder proposal and supporting statement (the "Proposal") received from Mrs. Evelyn Y. Davis (the "Proponent"). The No Action Letter and its attachments are attached hereto as Exhibit 1.

On behalf of the Company, I hereby notify the Division of Corporation Finance that the Proponent has voluntarily withdrawn her Proposal, and therefore, the matter has been rendered moot.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of the Company's withdrawal of its No Action Letter.

If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Attachment

cc: Mrs. Evelyn Y. Davis
Amy L. Goodman, Esq., Gibson, Dunn & Crutcher LLP

EXHIBIT 1

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 6, 2003

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mrs. Evelyn Y. Davis*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Mrs. Evelyn Y. Davis (the "Proponent"). The Proposal recommends that the Company's Board of Directors "take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted." The Proposal and the Supporting Statement, which the Company received on June 26, 2002, are attached hereto as Exhibit A.

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the basis set forth below. I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Proposal and the Supporting Statement are excludable.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after March 28, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASIS FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal. The Company plans to include in the 2003 Proxy Materials a management proposal seeking to reinstate the annual election of directors, rendering the Proposal moot.

ANALYSIS

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (avail. July 7, 1976). The Staff has applied the Rule 14a-8(i)(10) exclusion when a management proposal to be voted upon by shareholders at the next annual meeting addressed the same issue presented by the shareholder proposal. *See, e.g., Key Corp.* (avail. Mar. 13, 2002).

In *Key Corp.*, the Staff permitted the exclusion of a shareholder proposal requesting that the company's board "take those steps necessary" to require the annual election of directors, where the company indicated that it would include a management proposal on the same subject (but with a different recommendation) in its proxy materials for the upcoming annual meeting. The company argued that it had substantially implemented the proposal by taking the necessary steps to present its own proposal on the same issue to shareholders for a binding vote. The Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(10), noting in particular that the company was required to obtain shareholder approval in order to declassify the board and that shareholders would be provided the opportunity to give that approval at the company's next annual meeting. *See also Louisiana-Pacific Corp.* (avail. Mar. 11, 1991).

Here, the Proposal recommends that the Company's Board of Directors "take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted." Like the board in *Key Corp.*, the Company's Board already has taken the "necessary steps" to reinstate the annual election of directors. The Company's Certificate of Incorporation (the "Certificate") and Delaware Law require that the Company's shareholders approve an amendment to the Certificate to provide for the annual election of directors. Accordingly, the Board has determined to include in the 2003 Proxy Materials a Company proposal seeking a binding vote by shareholders to amend the Certificate and reinstate the annual election of directors. Because the Company's shareholders will be provided the opportunity to vote on this issue at the Company's 2003 Annual Meeting of Shareholders, the

Proposal is moot and may be excluded pursuant to Rule 14a-8(i)(10).

*****

Based on the foregoing analysis, I respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2003 Proxy Materials. I would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Attachment

cc: Mrs. Evelyn Y. Davis
Amy L. Goodman, Esq., Gibson, Dunn & Crutcher LLP

EXHIBIT A

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

JUN 26 CERTIFIED RETURN RECEIPT REQUESTED

(202) 737-7755 OR
(202) 338-6989

June 19,2002

Peter Dolan, CEO
BRISTOL MYERS SQUIBB
NYC

Dear Peter:

This is a formal notice to the management of Bristol Myers Squibb that Mrs. Evelyn Y. Davis, who is the owner of 480 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2003. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Bristol Myers Squibb recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS: "Until recently, directors of Bristol Myers Squibb were elected annually by all shareholders."

"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"Last year the owners of......*shares,representing approximately 68.3% of shares voting voted for FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

.....*Please fill in correct figure.

Sincerely,



Mrs. Evelyn Y. Davis

CC: SEC in D.C.

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 6, 2003

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mrs. Evelyn Y. Davis*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Mrs. Evelyn Y. Davis (the "Proponent"). The Proposal recommends that the Company's Board of Directors "take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted." The Proposal and the Supporting Statement, which the Company received on June 26, 2002, are attached hereto as Exhibit A.

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the basis set forth below. I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Proposal and the Supporting Statement are excludable.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after March 28, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASIS FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal. The Company plans to include in the 2003 Proxy Materials a management proposal seeking to reinstate the annual election of directors, rendering the Proposal moot.

ANALYSIS

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (avail. July 7, 1976). The Staff has applied the Rule 14a-8(i)(10) exclusion when a management proposal to be voted upon by shareholders at the next annual meeting addressed the same issue presented by the shareholder proposal. *See, e.g., Key Corp.* (avail. Mar. 13, 2002).

In *Key Corp.*, the Staff permitted the exclusion of a shareholder proposal requesting that the company's board "take those steps necessary" to require the annual election of directors, where the company indicated that it would include a management proposal on the same subject (but with a different recommendation) in its proxy materials for the upcoming annual meeting. The company argued that it had substantially implemented the proposal by taking the necessary steps to present its own proposal on the same issue to shareholders for a binding vote. The Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(10), noting in particular that the company was required to obtain shareholder approval in order to declassify the board and that shareholders would be provided the opportunity to give that approval at the company's next annual meeting. *See also Louisiana-Pacific Corp.* (avail. Mar. 11, 1991).

Here, the Proposal recommends that the Company's Board of Directors "take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted." Like the board in *Key Corp.*, the Company's Board already has taken the "necessary steps" to reinstate the annual election of directors. The Company's Certificate of Incorporation (the "Certificate") and Delaware Law require that the Company's shareholders approve an amendment to the Certificate to provide for the annual election of directors. Accordingly, the Board has determined to include in the 2003 Proxy Materials a Company proposal seeking a binding vote by shareholders to amend the Certificate and reinstate the annual election of directors. Because the Company's shareholders will be provided the opportunity to vote on this issue at the Company's 2003 Annual Meeting of Shareholders, the

Proposal is moot and may be excluded pursuant to Rule 14a-8(i)(10).

*****

Based on the foregoing analysis, I respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2003 Proxy Materials. I would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Attachment

cc: Mrs. Evelyn Y. Davis
Amy L. Goodman, Esq., Gibson, Dunn & Crutcher LLP

EXHIBIT A

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

JUN 26 CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR
(202) 338-6989

June 19,2002

Peter Dolan, CEO
BRISTOL MYERS SQUIBB
NYC

Dear Peter:

This is a formal notice to the management of Bristol Myers Squibb that Mrs. Evelyn Y. Davis, who is the owner of 480 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2003. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Bristol Myers Squibb recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS: "Until recently, directors of Bristol Myers Squibb were elected annually by all shareholders."

"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"Last year the owners of......*shares,representing approximately 68.3% of shares voting voted ~~far~~ FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

.....*Please fill in correct figure.

Sincerely,



Mrs. Evelyn Y. Davis

CC: SEC in D.C.



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 23, 2003

VIA FACSIMILE

Grace Lee, Senior Staff Attorney
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: *Withdrawal of Request for No Action Letter Regarding the Shareholder Proposal of Mrs. Evelyn Y. Davis Securities Exchange Act of 1934—Rule 14a-8*

Dear Ms. Lee,

Per your request by telephone, attached is a copy of Mrs. Evelyn Davis' notification to Bristol-Myers Squibb Company on the withdrawal of her stockholder proposal.

If I can be of further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Attachment



Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4479 Fax 212 605-9667

Resolution got 68.3% in 2002

Peter R. Dolan
Chairman and
Chief Executive Officer

January 16, 2003

Mrs. Evelyn Y. Davis
Editor, Highlights and Lowlights
Watergate Office Building
2600 Virginia Avenue, NW – Suite 215
Washington, DC 20037

Dear Evelyn,

It was a pleasure to speak with you the other day.

As we discussed, this will confirm that our Board of Directors intends to submit for vote at the upcoming Annual Meeting of Stockholders a management proposal to phase in the annual election of Directors. I recognize that you have submitted a stockholder proposal to accomplish this each year since 1985, including this year.

In light of your gracious offer to withdraw your stockholder proposal because of the Board's decision, please sign the enclosed photocopy of this letter where indicated to confirm your voluntary withdrawal of the proposal and return it to me. We will withdraw our no action letter request to the Securities and Exchange Commission upon your confirmation.

With warm regards,

[signature]

I, Mrs. Evelyn Y. Davis, do hereby withdraw the stockholder proposal to return to an annual election of all Directors I submitted to Bristol-Myers Squibb Company for the 2003 Annual Meeting of Stockholders.

[signature] Date 1/17/2003
MRS. EVELYN Y. DAVIS

345 Park Avenue
New York, New York 10154
212-546-4260
212-605-9622 - fax

Bristol-Myers Squibb Company

Fax

To:	Grace Lee, Senior Staff Attorney	**From:**	Sandra Leung
Fax:	202-942-9525	**Pages:**	3
Phone:		**Date:**	January 23, 2003
Re:	Stockholder Proposal	**CC:**	

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